Principal Private Credit Fund
Supplement dated February 9, 2026
to the Prospectus
dated June 30, 2025
(as previously supplemented)
This supplement updates information currently in the Prospectus. Please retain this supplement for future reference.

INVESTMENT STRATEGIES AND RISKS
Under Principal Investment Strategies, please replace the second and third paragraphs with the following two paragraphs:
It is expected that the Fund, under normal circumstances, will be primarily invested in privately originated and privately negotiated investments in lower and core middle market U.S. issuers through first and second lien senior secured loans, unitranche loans, and mezzanine debt. PGI considers issuers with $5 million to $50 million in earnings before interest, taxes, depreciation, and amortization (“EBITDA”) as lower and core middle market. The Fund may, however, make investments in issuers outside of this EBITDA range and/or to non-U.S. issuers. The Fund expects to focus on variable-rate investments.
Most of the Fund’s investments will be illiquid. The Fund is classified as a “non-diversified” investment company under the 1940 Act, which means that it may invest a high percentage of its assets in a limited number of issuers and may invest a larger proportion of its assets in a single issuer. In addition, the Fund may invest its assets in broadly syndicated loans and credit instruments that are rated below investment grade by rating agencies or, if they were rated, would be rated below investment grade. The Fund will also seek to invest in negotiated co-investments with its affiliates pursuant to an exemptive order granted by the SEC. The Fund intends to hold a portion of its investments through a joint venture.
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Under Principal Risks, please add the following risk factor in alphabetical order:
Joint Venture Risk
A joint venture investment involves various risks. Those risks include, among others, risks similar to those associated with a direct investment in a borrower, the risk that the Fund will not be able to implement investment decisions or exit strategies because of limitations on the Fund’s control under the applicable agreements with the joint venture partner, the risk that the joint venture partner may become bankrupt, and the risk of liability based upon the actions of a joint venture partner. Additionally, the Fund’s joint venture investment may be held on an unconsolidated basis and at times may be highly leveraged. Such leverage would not count toward the investment limits imposed on the Fund by the 1940 Act (i.e., the asset coverage requirements discussed above in the Principal Investment Strategies).
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Under Additional Information about Investment Strategies and Risks, please add the following risk factor in alphabetical order:
Joint Venture (Principal)
A joint venture investment involves various risks. Those risks include, among others, risks similar to those associated with a direct investment in a borrower, the risk that the Fund will not be able to implement investment decisions or exit strategies because of limitations on the Fund’s control under the applicable agreements with the joint venture partner, the risk that the joint venture partner may become bankrupt or may at any time have economic or business interests or goals that are inconsistent with those of the Fund, the risk that a joint venture partner may be in a position to take action contrary to the Fund’s objectives, the risk of liability based upon the actions of a joint venture partner, and the risk of disputes or litigation with such partner and the inability to enforce fully all rights (or the incurrence of additional risk in connection with enforcement of rights) one partner may have against the other. The joint venture in which the Fund participates may sometimes be allocated investment opportunities that might have otherwise gone entirely to the Fund, which may reduce the Fund’s return on equity.
Additionally, the Fund’s joint venture investment may be held on an unconsolidated basis and at time may be highly leveraged. Such leverage would not count toward the investment limits imposed on the Fund by the 1940 Act (i.e., the asset coverage requirements discussed above in the Principal Investment Strategies). If an investment in an unconsolidated joint venture were to be consolidated for any reason, the leverage of such joint venture could affect negatively the Fund’s ability to maintain the asset coverage requirements prescribed under the 1940 Act, which could have a negative effect on the Fund’s operations and investment activities.

DETERMINATION OF NET ASSET VALUE
Please add the following paragraph after the last paragraph:
Investments in the joint venture will be valued, on at least a monthly basis, at the net asset value provided to the Fund by the administrator of the joint venture (the “practical expedient”), subject to appropriate investment and operational due diligence review. In circumstances where the Fund’s valuation date is in between a date in which the joint venture reports its net asset value, the Fund shall consider whether an adjustment to the most recent net asset value per share is necessary, taking into account the last reported net asset value of the joint venture using the practical expedient and adjusting, to the extent not then part of the valuation methodology then employed. Adjustments may be made for, among other things, material events on private securities held by the joint ventures of which the Fund’s investment advisor, PGI, is aware. In circumstances where the joint venture’s net asset value is suspended, or the Fund believes that the net asset value is not representative of fair value based on the information that it has obtained through its investment and operational due diligence reviews and ongoing monitoring of the joint venture, an alternative valuation methodology, approved by the Fund’s Valuation Committee, may be utilized.
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